CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

March 2, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Cardium Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File Number: 001-33635

Dear Mr. Rosenberg:

We are following up on the discussions that took place on a conference call with the Staff on February 23, 2011, relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009. References to “we,” “our” or “us” or “the Company” mean Cardium Therapeutics, Inc., a Delaware corporation, or its advisors, as the context indicates.

In particular, we are providing additional information concerning the accounting treatment for our outstanding warrants. Our outstanding options that were issued in transactions taking place in July 2008 (the “2008 Warrants”), September and October of 2009 (the “2009 Warrants”) and March 2010 (the “2010 Warrants”). All of the warrants were issued in registered offerings under universal shelf registration statements. The Staff has raised the concern that the Company could potentially be deemed under securities laws to have an obligation to settle the warrants in registered shares, and since the Company cannot control whether it will have a registration statement in effect at the time of exercise, the Company should presume that it may have to settle the warrants on a net-cash basis, resulting in liability accounting treatment for the warrants.

During our call, we reviewed with the staff the specific language from the warrant agreements issued in connection with the 2008 Warrants and 2009 Warrants which contain an express agreement by the warrant holder to allow the warrant to be settled in unregistered shares, as provided in Sections 11(f) and 5(f) of the 2008 Warrants and 2009 Warrants, respectively. Accordingly, we do not believe there is any dispute with respect to those warrants.

The 2010 Warrants expressly provided that in the event that there is no effective registration statement covering the shares underlying the warrants, the warrants would be settled in unregistered shares. There was a specific hierarchy of settlement options clearly reflected in the agreements: (1) if there was an effective registration statement covering the underlying shares, then the warrant holder would receive registered shares, (2) if there was no effective registration statement the warrant holder would receive unregistered shares, but could take advantage of the tacking rules under Rule 144(d)(3) to sell the shares immediately. Since net cash settlement was not contemplated or provided for in the agreement, and instead an alternative approach was provided that does not involve net cash settlement but rather a cashless exercise of warrants, the shares from which were to be sold under Rule 144 (since the warrant was expressly made not exercisable during the first six months following purchase), the warrants should properly be accounted for as equity.

The warrants were specifically structured to take advantage of the amendments to Rule 144 made in December 2007 and effective February 15, 2008. All of the warrants at issue expressly provided that they would be non-exercisable for a period of six months from the date of issue. The six month period corresponds with the holding period under Rule 144. As these and other investors appreciate, Rule 144(b)(i) provides that a non-affiliate that holds securities for a period of six months can sell the securities without registration, without the requirements for current public information, volume limitations, manner or sale or the requirement for filing a notice. Rule 144(d)(3) also provides that in the case of a warrant that provides for cashless exercise, the holding period for purposes of Rule 144(b) shall begin on the date that the warrant was acquired by the holder. These two rules together effectively provided the Company and the warrant holder assurances that the warrants could be settled with unregistered shares. In particular, by restricting exercise of the warrants for six months, the Company provided itself protection from the circumstance in which the warrant was exercisable but the shares to be delivered were not sellable (the very situation giving rise to a hypothetical remedy for net cash settlement). The warrant holder was also assured that it would be able to exercise in the time period agreed to (i.e. after six months from issue), whether or not a registration statement was in place.

Considered as a whole, all of the warrants at issue thus contained related features making it clear that the parties contemplated and addressed the provision of warrants that could be settled in unregistered shares. Specifically, each warrant combined: (i) a provision for cashless exercise arising whenever there was not an effective registration statement covering the shares underlying the warrants, and (ii) a corresponding provision that the warrants were not exercisable for the first six months following purchase, and could thereafter be exercised for unregistered shares to be sold under Rule 144 – and therefore would never require coverage of the underlying shares under an effective registration statement in order to be exercised.

This combination of features clearly and expressly reflects a mechanism under which the initially purchased shares of common stock could be sold at any time under the Company’s registration statement, but the shares underlying the warrants could not be received and sold until at least six months later and then would be either (i) exercisable for cash if the Company had an effective registration statement; or (ii) exercisable cashlessly if the Company did not. While the holder would receive fewer total shares under the cashless exercise, the reduction was exactly matched by their retaining cash that they would otherwise be obligated to have paid to the Company for exercise.

Not only does this hierarchy preserve the embedded value of their equity, and their cash, but if they wanted to obtain the original higher number of shares, they could readily do so with the cash they retained, with an essentially nominal fee for an additional share purchase in the market if they desired to use their cash in that manner. This is further described below where it is discussed that, even if it were to be assumed (i.e. despite the clear language and mechanics of the contractual provisions above) that the investors might seek a right of net cash settlement instead of the cashless exercise remedy provided, it would be economically irrational to do so under the circumstances presented in these warrants.

The relevance of these economic considerations underlying the instruments is also reflected in accounting treatment related in the settlement alternatives to be presumed. For example, we note that Paragraph 7 of EITF 00-19 provides as follows:

“7. The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. [Note: See STATUS section.] If the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares; if the contract provides the counterparty with a choice of net-cash settlement or settlement in shares, the Model assumes net-cash settlement. However, this Model is not applicable when settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors. In those situations, the accounting for the instrument (or combination of instruments) should be based on the economic substance of the transaction. However, the Model still applies to contracts that have settlement alternatives with different economic values if the reason for the difference is a limit on the number of shares that must be delivered by the company pursuant to a net-share settlement alternative.”

Similarly, ASC 815-40-25-18 addresses the issue of uneconomic settlement alternatives and provides:

“If a settlement alternative includes a penalty that would be avoided by an entity under other settlement alternatives, the uneconomic settlement alternative shall be disregarded in classifying the contract.”

In the case of our warrants, there is an economic penalty if the holder were to demand registered stock when the holder could immediately obtain unregistered shares that were nevertheless immediately tradable because the corresponding holding period under Rule 144 had already been met. The hypothetical settlement alternatives do not provide the same economic value. If there were no effective registration statement covering the underlying shares at the time of exercise, the holder would become entitled to obtain unregistered shares of stock through a cashless exercise requiring no additional commitment of capital. Since this could never have occurred until after six months from the initial purchase (as all of these particular warrants at issue were structured), the holder would then be able to hold his shares, or sell them immediately under Rule 144(d)(3)(iii). Conversely, if the holder were to demand specific performance at a time when there was no effective registration statement covering the underlying shares, he would have to wait for the Company to prepare, file, and clear a registration statement with the SEC. There is no economic reason for the holder incur the expense, time or risk of waiting for the registration to become effective. Alternatively the holder could seek an action for monetary damages or net cash settlement, but here there is even less economic rationale for the holder to incur any expense, time and risk of bringing an action for damages, when the holder has the ability to immediately receive tradable shares. Accordingly, under the arrangements established by the parties in connection with these warrants, it would never be economically rational for the holder to seek a remedy that is different than the one provided, i.e. cashless exercise when and if a registration statement is not effective.

In view of the foregoing, we believe that the only consistent and rational interpretation of the warrants at issue is that they reflect the agreement of the parties for a six-month period of non-exercisability to be followed by either of two alternatives: cash exercise in the event a registration statement was effective or cashless exercise and sale under Rule 144 in the event it was not; and that such warrants are properly accounted for as equity.

Since the only appropriate consideration of the combination of features contained in all of the particular warrants at issue is that they clearly contemplated two alternatives for settlement (both expressly and specifically provided for as noted above) – and that other potential alternatives are not consistent either with the terms of the warrants themselves as a matter of law, nor with the underlying economic rationale, we believe that the holders in all of the warrants necessarily understood and appreciated that the particular warrants at issue might not be registered; but because of the period of non-exercisability would already be eligible for resale under Rule 144.

While the underlying principle reflected by these mechanics (i.e. the contemplated receipt of unregistered shares) is reflected in all of the warrants at issue, the 2008 Warrants and 2009 Warrants provide further confirmation in additional provisions expressly reiterating these principles, as discussed with the Staff and as noted above. Although the 2010 warrants used a somewhat different form based on one provided by the Company’s transfer agent (which processed the warrants for that transaction), the 2010 warrants contain essentially the same combination of contractual features described above (i.e. six-month non-exercisability so that the shares could always be sold under Rule 144) – and therefore the same hierarchical settlement plan: registered shares if there is an effective registration statement and unregistered shares if there is not.

By virtue of the manner in which all of these warrants were set up, the hypothetical situation that might induce holders to seek an alternative remedy in the first place (i.e. having a warrant that was exercisable but for which the shares to be received were not sellable) would never have arisen.

In view of the particular facts and circumstances as they relate to these warrants, we believe that none of them could appropriately be considered to reflect an agreement between the parties to provide a remedy other than the one reflected – and furthermore that such a hypothetical alternative would not be economically rational as a practical matter. Accordingly, we believe that these warrants should be treated as equity in order to reflect the settlement alternatives established by the parties.

* * * * * * * * * *

We hope that the foregoing adequately addresses each the Staff’s comments and concerns. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s comments and assistance. Should you have any follow-up questions, please call the undersigned at (858) 436-1000.

Sincerely,

/s/ Tyler M. Dylan-Hyde Tyler M. Dylan-Hyde
Chief Business Officer

cc: James A. Mercer, III, Esq.